Document is copied.
Filed by PepsiCo, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: PepsiCo, Inc.
Commission File No.: 1-1183

Safe Harbor Statement

This material contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future benefits of the pending merger between PepsiCo, Inc. ("PepsiCo") and The Quaker Oats Company ("Quaker Oats"). Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo and Quaker Oats; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo nor Quaker Oats is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

On January 9, 2001, PepsiCo filed a joint proxy statement/prospectus in connection with its proposed merger with Quaker Oats. On March 13, 2001, PepsiCo and Quaker Oats jointly prepared and filed an amendment to the joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577, Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo’s 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker’s 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

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The following communication was disseminated to employees of PepsiCo, Inc.

[PepsiCo, Inc. Logo]

April 17, 2001

To:	PepsiCo Employees
From:	Roger Enrico and Steve Reinemund
Subject:	MERGER UPDATE

In keeping with our earlier promise to provide regular updates on the PepsiCo-Quaker merger, we thought we'd share a few recent developments.

In general we continue to make encouraging progress. Here are some of the specific advances we’ve made lately:

  Last week we successfully sold (in about five hours) 13.2 million shares of PepsiCo stock -- a step that was required in order for the merger to qualify for the “pooling of interests” accounting treatment we prefer.

  We were officially notified last week that our planned merger has been cleared by the antitrust authority in Mexico, PepsiCo’s largest market outside the U.S. That follows the clearance we received earlier from the European Commission.

  We have been receiving shareholder votes in advance of the May 1 special meeting we will have at Frito-Lay headquarters in Plano, Texas to approve the merger. Quaker will have a similar meeting that day in Chicago.

Integration

Our joint PepsiCo-Quaker integration teams continue to explore ideas we can develop and implement when the merger is complete. They have looked at a variety of ways we can enhance our growth opportunities by being more effective in serving our customers and consumers. The overriding goal throughout the process has been to create the world’s leading convenient food and beverage company.

We are very close to reaching some conclusions about how best to configure the new company. We know you are probably anxious to learn more about this and we greatly appreciate your patience. Rest assured that we will share with you additional information as soon as we can -- and certainly well in advance of the actual merger date.

In the meantime, we will keep you advised of developments. Thanks for helping to sustain the excellent momentum we are enjoying across our businesses during this process. Nothing is more important to making this merger a great success than continuing our excellent performance.